EX-2

                              LETTER AGREEMENT

                      FREESTAR ACQUISITION CORPORATION

FreeStar Technology Corporation
Calle Fantino Falco #24
Edificio J. Baez, Ensanche Naco
Santo Domingo
Republica Dominicana
Attn: Mr. Paul Egan

April 21, 2003

Dear Mr. Egan:

     Freestar Acquisition Corporation, a Delaware corporation (the "Purchaser") is pleased to submit a proposal to acquire (the "Acquisition") 100% of the outstanding capital stock of Freestar Technology Corporation, a Nevada corporation (the "Company"). The acquisition would be consummated on the terms and conditions described herein.

1.  Enterprise Value.

(a) Assuming the accuracy and completeness of the publicly available information regarding the Company, including, without limitation, the Company's Form 10-KSB for the fiscal year ended June 30, 2002, Form 10-QSB for the fiscal quarter ended September 30, 2002 and Form 10-
QSB for the fiscal quarter ended December 31, 2002 as well as all other Company filings pursuant to the Securities Act of 1933 or the Exchange Act of 1934 (the "Public Documents"), we have placed an enterprise value on the Company of $74,480,000 (the "Enterprise Value").

(b) The Enterprise Value assumes that all existing indebtedness of the Company for borrowed money, including, without limitation, capitalized lease obligations (collectively, the "Funded Debt") shall be repaid in full at the closing together with any outstanding interest and any penalties, premiums or other fees which may be owed in connection therewith; provided that the Purchaser shall reserve the right to elect to keep certain items of the Funded Debt outstanding as of the Closing. The Enterprise Value also assumes that all preferred stock which is not being converted into common stock is redeemed at the redemption price therefore (including all accrued and unpaid dividends payable) (the "Preferred Redemption Amount") and that there are no retention bonuses, sale bonuses, change in control payments or severance or other similar payments resulting from the transactions contemplated by the Acquisition.

2.  Structure.

(a) While we are amenable to exploring alternative structures which will help to facilitate the transaction, we currently anticipate consummating the Acquisition by means of a reverse subsidiary merger whereby the Company would be merged with a newly-formed subsidiary of the Purchaser or an entity affiliated therewith, with the Company being the surviving entity (the "Merger").

(b) In connection with the Merger, all outstanding capital stock of the Company would be converted into the right to receive cash in an amount (the "Per Share Value") equal to quotient obtained by dividing
(i) the remainder of the Enterprise Value minus Funded Debt and minus the Preferred Redemption Amount (the "Equity Value") minus the amount of the Escrow Fund (as defined below) by (ii) the number of shares of common stock of the Company outstanding as of the Merger on a fully-diluted basis (including all options, warrants or similar securities which are fully vested as of or in connection with the Merger ("Vested Options")).

(c)  Also in connection with the Merger, all holders of Vested
Options shall be entitled to receive an amount equal to the remainder of (i) the Per Share Value minus (ii) the exercise price thereof, and all unvested options, warrants or similar securities shall be terminated with no further liability or obligation to the Company.

(d) Prior to Closing, pursuant to procedures mutually acceptable to the Company and the Purchaser, the Company would prepare, in accordance with generally accepted accounting principles consistently applied and using the same practices, principles and methodologies as its financial statements: (i) a statement showing thereon the amount ("Closing Working Capital"), projected immediately prior to Closing obtained by subtracting: (x) the sum of accounts payable, any accrued liabilities and income taxes payable from (y) the sum of net accounts receivable, net inventory, current prepaid expenses, tax assets and miscellaneous current receivables; and (ii) a statement showing thereon the amount, projected immediately prior to Closing, of freely available cash and cash equivalents (giving effect to the termination of any interest rate swaps). The Merger agreement will further provide for mutually acceptable procedures whereby, subsequent to the Merger, the Purchaser and the representative(s) of the former Company securityholders will confirm the amount of such Closing Working Capital and freely available cash and cash equivalents, and prior to and subsequent to the Merger will confirm amounts payable under any special bonus plan, indebtedness and transaction expenses. If the Closing Working Capital is subsequently determined to be less than an agreed-upon target, then an amount equal to such deficiency shall be released from the Escrow Fund to the Company.

(e) Upon the consummation of the Merger (subject to the conditions contemplated by Paragraph 3), the Purchaser would cause the Company to deposit with a mutually acceptable Escrow Agent a mutually agreed-upon portion of the Enterprise Value (the "Escrow Fund") to be held pursuant to the terms of an escrow agreement acceptable to the Purchaser and the Company, in order to provide for payment of deficiencies in the Closing Working Capital, indemnification of claims and other disbursements as herein contemplated.

     We will discuss mutually-acceptable terms on which existing management may rollover a portion of their equity in the company into the surviving entity.

3. Conditions. The Purchaser's obligations to consummate the Acquisition will be subject to satisfaction of the following conditions:

(a) execution of definitive agreements in form and substance satisfactory to the Purchaser and generally containing provisions customary for transactions of this type;

(b) satisfaction with the results of the Purchaser's business, accounting and legal due diligence;

(c)  the Purchaser's obtaining of debt financing on satisfactory terms;

(d) the obtaining of all requisite third-party and governmental consents and approvals;

(e) the absence of the occurrence of a material adverse effect in respect of the Company;

(f) the termination without recourse of any agreements between the Company and affiliates of the Company (e.g., officers, directors, shareholders and their respective family members and affiliates);

(g) accuracy of the Company's representations and warranties and compliance with the Company's covenants set forth in the definitive agreements; and

(h) waiver of dissenters rights by not less than 95% of all holders of outstanding common stock of the Company.

4.  No Solicitation; Alternative Transactions.

(a) The Company and Paul Eagan, Ciaran Egan and Fionn Stakelun (the "Major Shareholders") each agree that, from the time of execution of this letter agreement by them until such time as this letter agreement has terminated in accordance with the provisions of Section 8 hereof (such period, the "Exclusivity Period"), neither the Company, the Major Shareholders nor any of their respective representatives, officers, employees, directors, partners, agents, stockholders, equityholders, subsidiaries or affiliates (collectively, the "Seller Group") shall initiate, solicit, entertain, negotiate, accept or discuss, directly or indirectly, any proposal or offer to acquire all or any significant part of the business and properties, capital stock or capital stock equivalents of the Company, whether by merger, other business combination, purchase of stock, purchase of assets, tender offer or otherwise, or to effect a material recapitalization or reorganization of the Company (each, an "Alternative Transaction"), or provide any non-public information to any third party in connection with an Alternative Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Acquisition with the Purchaser, or otherwise encourage or facilitate any of the foregoing. The Company and each Major Shareholder each agree to immediately terminate (and to direct all members of the Selling Group to terminate) all discussions with any third party regarding an Alternative Transaction (including, without limitation, any third parties who had previously submitted a proposal and/or an offer for an Alternative Transaction). The Company and each Major Shareholder each agree to immediately notify the Purchaser if any member of the Seller Group receives any indications of interest, requests for information or offers (whether oral or written) in respect of an Alternative Transaction, and shall immediately communicate to the Purchaser in reasonable detail the terms of any such indication, request or offer, and will immediately provide the Purchaser with copies of all written communications relating to any such indication, request or offer. The Company and each Major Shareholder each represent that no member of the Seller Group is party to or bound by any agreement with respect to an Alternative Transaction other than under this letter agreement.

(b) Without limiting the generality of clause (a) above, prior to the eighteen-month anniversary of the Termination Date (as defined in Section 7 hereof), in the event that the Company or any of the Major Shareholders receives a bona fide offer to enter into an Alternative Transaction (a "Bona Fide Offer") , the Company or such Major Shareholder shall immediately communicate to the Purchaser in reasonable detail the terms of any such Bona Fide Offer and shall give the Purchaser or its designee a right of first refusal to match such Bona Fide Offer and to consummate such Alternative Transaction (with the parties mutually agreeing in good faith upon the fair market value of any non-cash consideration which is included in the Bona Fide Offer for matching purposes or, if they can not so agree, then as determined by a mutually selected independent investment banking firm of good reputation), which right of first refusal may be exercised by the Purchaser or its designee by notice to the Company (and, if applicable, the Major Shareholder) within 45 days following delivery of the terms of such Bona Fide Offer to the Purchaser.

5. Non-Publicity. Except as and to the extent required by law, the Purchaser, the Company and the Major Shareholders each agree that neither any member of the Seller Group nor the Purchaser nor any of their respective Advisors (as hereinafter defined) shall, issue or cause any press release or public or private announcement or communication with respect to, or otherwise disclose or permit the disclosure of, the contents or existence of this letter agreement or the terms of the Acquisition without the prior written approval of the other parties; provided, however, each party may disclose the contents or existence of this letter agreement and the terms of the Acquisition to its own directors, officers, employees, agents, affiliates and financing sources and their respective legal, accounting and financial representatives and advisors (collectively, the "Advisors") who need to know such information for the purpose of evaluating or pursuing the Transaction. Each party shall inform its Advisors of the confidential nature of such information and shall direct its respective Advisors to treat such information confidentially and otherwise to comply with the terms of this letter agreement.

6.  Access.   During the Exclusivity Period, the Company and the
Major Shareholders shall provide to the Purchaser and its Advisors full access to such information and documents (the "Evaluation Material") regarding the Company, including access to the Company's places of business and operations, and to the management, personnel and representatives of the Company, as the Purchaser may reasonably request for purposes of conducting its due diligence in furtherance of consummating the Acquisition.

7. Expenses. In the event that either the Purchaser or the Company elects not to consummate the Acquisition for any reason, the Company shall immediately reimburse the Purchaser for its out-of-pocket fees, costs and expenses incurred in connection with the Acquisition (including, without limitation, any such fees, costs and expenses incurred in connection with the enforcement of this Section 7). In addition, in the event that the Company consummates an Alternative Transaction on or prior to the one-year anniversary of the Termination Date (as defined below), the Company shall immediately pay to the Purchaser $2,250,000 as a break-up fee (the "Break-Up Fee"). The "Termination Date" shall mean the termination of this letter agreement in accordance with clauses (ii) or (iii) of Section 8 hereof or, if a definitive agreement in respect of the Acquisition has been entered into, then the termination of the Definitive Agreement in accordance with its terms. The Company's obligations pursuant to this Section 7 shall be guaranteed pursuant to a Performance Guarantee executed by Margaux Investment Management Group S.A. and CM Hessler attached hereto.

8. Termination. This letter agreement will automatically terminate and be of no further force and effect upon the earlier of (i) execution of a definitive agreement for the Transaction by and among the Purchaser and the Company, (ii) mutual agreement of the Purchaser and the Company and (iii) 90 days after the date of acceptance of this letter agreement by the Company. The termination of this letter agreement shall not affect any rights any party has with respect to the breach of this letter agreement by another party prior to such termination. In addition, notwithstanding the foregoing, Section 2 and Sections 7 through 10, inclusive, shall survive termination of this letter agreement.

9. Limited Binding Effect. This letter agreement shall not constitute a binding agreement among Purchaser, the Company and the Major Shareholders to enter into definitive agreements or to consummate an Acquisition; it being understood and agreed that the obligation to consummate an Acquisition shall only arise pursuant to fully-executed definitive agreements which by their terms are intended to be legally binding. Notwithstanding the foregoing, the provisions of Sections 4 through 10, inclusive, shall be binding upon and enforceable by the Purchaser, the Company and the Major Shareholders.

10.  Miscellaneous.

(a) This letter agreement contains the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto. This letter agreement may be amended, superseded, cancelled, renewed or extended, and the terms hereof may be waived, only by a written agreement signed by each of the parties hereto.

(b) No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate or be construed as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

(c) This letter agreement is governed by the laws of the State of New York applicable to contracts to be performed entirely within the State of New York, without regard to its principles of conflicts of law, and any disputes or actions brought by any party hereto against any other party hereto in connection with this letter of intent shall only be brought in New York in the federal courts located in the Southern District or state courts in the Second Department therein.

(d) The parties understand and agree that money damages would not be an adequate remedy for any breach of Section 5 by a party or any of its representatives or agents and that the non-breaching party shall be entitled to seek equitable relief, including injunctive relief and specific performance (without the posting of a bond in connection therewith), if the other party or any of its representatives or agents breach or threaten to breach any provision of Section 5.

(e) The invalidity or unenforceability of any provision of this letter agreement shall not affect the validity or enforceability of the other provisions of this letter agreement, which shall remain in full force and effect provided that the benefits of this Agreement and the intent of the parties is not frustrated thereby.

(f) This letter agreement may be executed in one or more counterparts, each of which will be deemed to be an original of this letter agreement and all of which, when taken together, will be deemed to constitute one and the same instrument.

(g) Nothing herein is intended or shall be construed to confer upon any person or entity other than the parties hereto and their successors or assigns any rights or remedies by reason of this letter agreement.

(h) The Purchaser shall be entitled to assign its rights under this letter agreement to an affiliate thereof.

11. Notices. Notices shall be deemed delivered (i) when sent by telecopy with electronic confirmation of receipt and hard copy to follow, (ii) when delivered personally or by courier or delivery service or (iii) three business days after being deposited with the postal service which is local to the recipient, postage prepaid; in each case to the address or telecopy numbers below (or such other address or telecopy number as the applicable party may specify with notice to the other parties):

Notices to the Company:

FreeStar Technology Corporation
Calle Fantino Falco #24
Edificio J. Baez, Ensanche Naco
Santo Domingo
Republica Dominicana
Attn: Mr. Paul Egan
Fax: 809-338-0768

Notices to the Purchaser:

C/O Phaeton Investments Limited
Kirkland & Ellis
200 East Randolph Drive
Chicago, Il  60601
Attn:  Gary R. Silverman
Fax: (312) 861-2200

Notices to the Major Shareholders:
c/o FreeStar Technology Corporation
Calle Fantino Falco #24
Edificio J. Baez, Ensanche Naco
Santo Domingo
Republica Dominicana
Fax: 809-338-0768

Please acknowledge your agreement to the foregoing by signing and returning to me the enclosed duplicate copy of this letter agreement.

FREESTAR ACQUISITION CORPORATION


By: /s/  Hans Thulin
Its: Chairman


Accepted and agreed:
FREESTAR TECHNOLOGY CORPORATION


By: /s/  Paul Egan
Its: President

Date:  April 24, 2003


/s/  Paul Egan
Paul Egan


/s/  Ciaran Egan
Ciaran Egan


/s/  Fionn Stakelum
Fionn Stakelum

                              PERFORMANCE GUARANTEE

     Each of the undersigned guarantors (the "Guarantors") hereby jointly and severally irrevocably and unconditionally guarantees the full and prompt performance of FreeStar Technology Corporation, a Nevada corporation (the "Company"), pursuant to Section 7 of the letter agreement to which this guarantee is attached. This performance guarantee is a guarantee of performance and not of collection, and the Purchaser (as defined in the letter agreement) shall be entitled to proceed directly against the Guarantors for satisfaction of the Company's obligations pursuant to Section 7 of the letter agreement without the necessity of pursuing any particular remedy against the Company. The Guarantors' obligations pursuant to this guarantee shall not be limited or affected by any amendment, modification, accommodation, waiver or release which the Purchaser may enter into with respect to the letter agreement.

     In witness whereof, the Guarantors have executed this Performance Guarantee as of this 24th day of April, 2003.

GUARANTORS:
MARGAUX INVESTMENT MANAGEMENT GROUP S.A.


By: /s/  CM Hessler
Its: President